FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..)

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for December 2018

On a YoY basis, passenger traffic increased 5.2% in Mexico, 20.9% in Puerto Rico and 26.0% in Colombia

Mexico City, January 3, 2019 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for December 2018 increased 11.6% when compared to December 2017. Passenger traffic rose 5.2% in Mexico, 20.9% in Puerto Rico and 26.0% in Colombia.

This announcement reflects comparisons between December 1 through December 31, 2018 and 2017. Transit and general aviation passengers are excluded for Mexico and Colombia.

The recovery in passenger traffic at San Juan Airport, Puerto Rico reflects the impact of Hurricane Maria, which hit the island on September 21, 2017.

Passenger Traffic Summary
	December		% Chg	Year to date		% Chg
	2017	2018		2017	2018
Mexico	2,856,846	3,005,463	5.2	31,052,569	33,247,315	7.1
Domestic Traffic	1,286,139	1,429,097	11.1	14,310,728	15,843,617	10.7
International Traffic	1,570,707	1,576,366	0.4	16,741,841	17,403,698	4.0
San Juan, Puerto Rico	648,292	784,054	20.9	8,407,404	8,373,679	(0.4)
Domestic Traffic	589,730	701,306	18.9	7,389,095	7,469,211	1.1
International Traffic	58,562	82,748	41.3	1,018,309	904,468	(11.2)
Colombia	833,062	1,049,815	26.0	10,051,129	10,647,523	5.9
Domestic Traffic	692,141	894,749	29.3	8,660,472	9,061,166	4.6
International Traffic	140,921	155,066	10.0	1,390,657	1,586,357	14.1
Total Traffic	4,338,200	4,839,332	11.6	49,511,102	52,268,517	5.6
Domestic Traffic	2,568,010	3,025,152	17.8	30,360,295	32,373,994	6.6
International Traffic	1,770,190	1,814,180	2.5	19,150,807	19,894,523	3.9

ASUR Page 1 of 3

Mexico Passenger Traffic
		December		% Chg	Year to date		% Chg
		2017	2018		2017	2018
Domestic Traffic		1,286,139	1,429,097	11.1	14,310,728	15,843,617	10.7
CUN	Cancun	683,439	787,311	15.2	7,808,368	8,777,510	12.4
CZM	Cozumel	15,195	18,072	18.9	136,851	171,328	25.2
HUX	Huatulco	59,568	61,538	3.3	640,207	679,234	6.1
MID	Merida	182,477	207,347	13.6	1,947,095	2,234,818	14.8
MTT	Minatitlan	14,133	12,524	(11.4)	194,440	189,892	(2.3)
OAX	Oaxaca	75,937	78,669	3.6	784,765	852,280	8.6
TAP	Tapachula	26,918	34,939	29.8	278,118	315,818	13.6
VER	Veracruz	118,495	121,370	2.4	1,299,989	1,422,870	9.5
VSA	Villahermosa	109,977	107,327	(2.4)	1,220,895	1,199,867	(1.7)
International Traffic		1,570,707	1,576,366	0.4	16,741,841	17,403,698	4.0
CUN	Cancun	1,474,807	1,484,853	0.7	15,793,141	16,424,506	4.0
CZM	Cozumel	35,784	36,971	3.3	404,747	408,391	0.9
HUX	Huatulco	18,158	16,933	(6.7)	136,425	140,071	2.7
MID	Merida	22,407	18,483	(17.5)	201,389	216,798	7.7
MTT	Minatitlan	592	516	(12.8)	6,779	6,894	1.7
OAX	Oaxaca	8,249	10,393	26.0	77,521	98,757	27.4
TAP	Tapachula	1,324	900	(32.0)	14,474	14,801	2.3
VER	Veracruz	5,657	5,563	(1.7)	67,983	65,699	(3.4)
VSA	Villahermosa	3,729	1,754	(53.0)	39,382	27,781	(29.5)
Traffic Total Mexico		2,856,846	3,005,463	5.2	31,052,569	33,247,315	7.1
CUN	Cancun	2,158,246	2,272,164	5.3	23,601,509	25,202,016	6.8
CZM	Cozumel	50,979	55,043	8.0	541,598	579,719	7.0
HUX	Huatulco	77,726	78,471	1.0	776,632	819,305	5.5
MID	Merida	204,884	225,830	10.2	2,148,484	2,451,616	14.1
MTT	Minatitlan	14,725	13,040	(11.4)	201,219	196,786	(2.2)
OAX	Oaxaca	84,186	89,062	5.8	862,286	951,037	10.3
TAP	Tapachula	28,242	35,839	26.9	292,592	330,619	13.0
VER	Veracruz	124,152	126,933	2.2	1,367,972	1,488,569	8.8
VSA	Villahermosa	113,706	109,081	(4.1)	1,260,277	1,227,648	(2.6)

Us Passenger Traffic, San Juan Airport (LMM)
		December		% Chg	Year to date		% Chg
		2017	2018		2017	2018
SJU Total		648,292	784,054	20.9	8,407,404	8,373,679	(0.4)
Domestic Traffic		589,730	701,306	18.9	7,389,095	7,469,211	1.1
International Traffic		58,562	82,748	41.3	1,018,309	904,468	(11.2)

Colombia Passenger Traffic Airplan
		December		% Chg	Year to date		% Chg
		2017	2018		2017	2018
Domestic Traffic		692,141	894,749	29.3	8,660,472	9,061,166	4.6
MDE	Rionegro	467,881	651,095	39.2	6,038,983	6,418,530	6.3
EOH	Medellin	95,969	94,589	(1.4)	1,033,507	1,055,694	2.1
MTR	Monteria	73,668	86,921	18.0	942,943	936,161	(0.7)
APO	Carepa	14,585	17,417	19.4	202,221	200,910	(0.6)
UIB	Quibdo	32,141	34,730	8.1	361,157	357,169	(1.1)
CZU	Corozal	7,897	9,997	26.6	81,661	92,702	13.5
International Traffic		140,921	155,066	10.0	1,390,657	1,586,357	14.1
MDE	Rionegro	140,921	155,066	10.0	1,390,657	1,586,357	14.1
EOH	Medellin	-	-		-	-
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		833,062	1,049,815	26.0	10,051,129	10,647,523	5.9
MDE	Rionegro	608,802	806,161	32.4	7,429,640	8,004,887	7.7
EOH	Medellin	95,969	94,589	(1.4)	1,033,507	1,055,694	2.1
MTR	Monteria	73,668	86,921	18.0	942,943	936,161	(0.7)
APO	Carepa	14,585	17,417	19.4	202,221	200,910	(0.6)
UIB	Quibdo	32,141	34,730	8.1	361,157	357,169	(1.1)
CZU	Corozal	7,897	9,997	26.6	81,661	92,702	13.5
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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. ASUR is one of the top four emerging market companies in the transportation and transportation infrastructure sector included in the Dow Jones Sustainability Emerging Markets Index (DJSI EM). For more information, visit www.asur.com.mx

- END -

ASUR Page 3 of 3

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: January 3, 2019